
Bionomics
Limited

3 September 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
SEP 11 2003
WASH. D.C. 155 SECTION


03032144

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

dlw 9/23


Bionomics
Limited

ABN 53 075 582 740


SEC MAIL PROCESSING
RECEIVED
SEP 11 2003
WASH. DC
SECTION

ASX ANNOUNCEMENT
3 September 2003

BIONOMICS CONTINUES TO PROGRESS ITS R&D PROGRAMS IN CNS AND ONCOLOGY UNDER PINNED BY INITIAL LICENSING SUCCESS AND START GRANT FUNDING

Bionomics Limited (ASX:BNO, US OTC:BMICY) today announced its 2002/03 financial year results reporting substantial progress in its genomics based central nervous system (CNS) and oncology R&D programs whilst continuing to maintain a sound financial position. Bionomics' R&D programs achieved a series of major milestones during the year which saw the Company strengthen its intellectual property position to a total of 34 patent applications in various stages of international examination surrounding its gene discoveries.

In releasing Bionomics' results for the year ending 30 June 2003, Bionomics' CEO and Managing Director Dr Deborah Rathjen said the Company had continued to focus on the achievement of its R&D milestones with principal emphasis being focussed toward its CNS/epilepsy program. Dr Rathjen highlighted the following milestones that had been achieved during the year, all of which step the business closer to commercialisation of its R&D programs:

- Development of its first animal model of inherited human epilepsy - a major advance in both scientific and medical terms.
- Collaboration and license agreement with Nanogen Inc aimed at developing a world first molecular diagnostic test for epilepsy to aid clinicians in more accurate selection of treatment paths for some types of epilepsy patients, particularly in children.
- Award by the Federal Government of an R&D Start Grant providing funding of $2.87 million over 2 years for Bionomics' ionX® platform being the further development of Bionomics' epilepsy R&D directed at the development of new anti-epilepsy treatments and diagnostic opportunities.
- Commencement of a research collaboration with the Howard Florey Institute to advance research into epilepsy and other CNS disorders.

Dr Rathjen also commented on the fact that the Company has continued to ensure it is operating with a solid funding position. At 30 June 2003, Bionomics had $6.071 million in cash. The Company currently has sufficient funding to support about 1½ years of its forecast operating activities, without taking into consideration additional funding from licensing activities or equity issues. In addition senior management appointments have been made in both finance and R&D to further under pin the R&D and commercialisation focus of the business. In line with the Company's increased focus in epilepsy, changes have been made to our scientific staffing to align our R&D efforts with our business objectives.

82-34682

Bionomics' strategy for increasing shareholder value is through the progression and commercialisation of its gene research discoveries to deliver innovative approaches for the diagnosis and treatment of serious medical conditions such as epilepsy and cancer. This process includes the potential partnering and out-licensing of its technologies to pharmaceutical companies with proven commercial expertise in these fields to bring products to the market.

Key Points – Finance

- The operating loss of the Company after income tax for the year ended June 2003 was $4.541 million (Loss of $3.490 million for 2001/02).
- R&D expenditure for the year was $3.732 million ($3.526 million in 2001/02).
- Reduction of research related capital expenditure by 97% to $43,000 for the year ($1.537 million in 2001/02).
- Reduction in net operating and investing cash outflows in 2002/03 by 15% to $3.774 million ($4.448 million in 2001/02).
- Net proceeds of $1.221 million raised in April 2003 through Shareholder Share Purchase Plan and Private Placement.
- Net cash outflow for the year to June 2003 was $2.554 million ($1.206 million for 2001/02).
- Cash on hand at June 2003 of $6.071 million.

Key Points – Corporate

- Development and signing in October 2002 of a collaboration and license agreement with Nanogen Inc. This license aims to develop the world's first molecular diagnostic test for certain forms of epilepsy in children, which could enable a more rapid and accurate selection of treatment paths by neurologists.
- R&D Start Grant funding of $2.87 million secured for the epilepsy ionX® platform program commencing July 2003 to partly fund Bionomics' ongoing epilepsy research.
- In July 2003 the Company announced the completion of an Equity Line Finance arrangement with the Bank of New York Capital Markets Inc. This funding facility potentially allows the placement of up to 6 million shares through the Bank of New York once the share price exceeds a floor price set by Bionomics (minimum floor price of 50 cents). The use, timing and control of this facility is at Bionomics' discretion.

Key Points – Research & Development

- In September 2002 the Company announced it had developed its first animal model of inherited epilepsy. This is considered a major breakthrough from both scientific and medical perspectives.
- In February 2003 the Company announced it had entered into a research collaboration with the Howard Florey Institute to advance Bionomics' research into epilepsy and other CNS disorders.
- In June 2003 the Company announced the appointment of Dr Mark Varney to the position of VP Drug Discovery. Dr Varney has very strong credentials in CNS research including recent senior positions at Merck Research Laboratories, based in the US.
- During 2002/03 Bionomics progressed its patent portfolio to a total of 34 patent applications in various phases of examination as at 30 June 2003. This IP program is essential in protecting over 350 genes Bionomics has discovered relating to epilepsy and cancer.

Outlook
"Bionomics' strategy to focus on patents, partnerships and people, through our research and development programs, places the Company in a strong position to translate our gene based discoveries into new medical treatments," said Dr Rathjen

Dr Rathjen further commented, "We are structuring the Company to provide a commercially orientated business to under pin the value of Bionomics' gene based research. This is also important in positioning the Company with potential collaborative partners in licensing negotiations".

"2002/03 saw Bionomics continue to achieve some significant research milestones in close alignment with our business plans, particularly in our epilepsy program. Bionomics' focus in 2003/04 will be to continue to build on these research achievements and target further commercialisation via licensing activities with appropriate global partners," said Dr Rathjen.

"Since year end we have been able to announce progress in the Company's breast cancer program and we look forward to sharing with shareholders further exciting developments".

About Bionomics Limited
Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. Epilepsy affects over 7 million people in the seven major pharmaceutical markets, with around 2 million patients inadequately treated. The global market for epilepsy drugs is estimated to be valued at US$6 billion in 2003.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer and inflammatory diseases.

For more information about Bionomics, visit www.bionomics.com.au

---

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

82-34682


SEC MAIL PROCESSING
RECEIVED
SEP 11 2003
WASH, D.C.
155
SECTION
Bionomics
Limited

BIONOMICS LIMITED
ASX Preliminary final report – 30 June 2003

Lodged with the ASX under Listing Rule 4.3A

Contents

82-34682


Bionomics
Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
3 September 2003

BIONOMICS CONTINUES TO PROGRESS ITS R&D PROGRAMS IN CNS AND ONCOLOGY UNDER PINNED BY INITIAL LICENSING SUCCESS AND START GRANT FUNDING

Bionomics Limited (ASX:BNO, US OTC:BMICY) today announced its 2002/03 financial year results reporting substantial progress in its genomics based central nervous system (CNS) and oncology R&D programs whilst continuing to maintain a sound financial position. Bionomics' R&D programs achieved a series of major milestones during the year which saw the Company strengthen its intellectual property position to a total of 34 patent applications in various stages of international examination surrounding its gene discoveries.

In releasing Bionomics' results for the year ending 30 June 2003, Bionomics' CEO and Managing Director Dr Deborah Rathjen said the Company had continued to focus on the achievement of its R&D milestones with principal emphasis being focussed toward its CNS/epilepsy program. Dr Rathjen highlighted the following milestones that had been achieved during the year, all of which step the business closer to commercialisation of its R&D programs:

- Development of its first animal model of inherited human epilepsy - a major advance in both scientific and medical terms.
- Collaboration and license agreement with Nanogen Inc aimed at developing a world first molecular diagnostic test for epilepsy to aid clinicians in more accurate selection of treatment paths for some types of epilepsy patients, particularly in children.
- Award by the Federal Government of an R&D Start Grant providing funding of $2.87 million over 2 years for Bionomics' ionX® platform being the further development of Bionomics' epilepsy R&D directed at the development of new anti-epilepsy treatments and diagnostic opportunities.
- Commencement of a research collaboration with the Howard Florey Institute to advance research into epilepsy and other CNS disorders.

Dr Rathjen also commented on the fact that the Company has continued to ensure it is operating with a solid funding position. At 30 June 2003, Bionomics had $6.071 million in cash. The Company currently has sufficient funding to support about 1½ years of its forecast operating activities, without taking into consideration additional funding from licensing activities or equity issues. In addition senior management appointments have been made in both finance and R&D to further under pin the R&D and commercialisation focus of the business. In line with the Company's increased focus in epilepsy, changes have been made to our scientific staffing to align our R&D efforts with our business objectives.

82-34682

Bionomics' strategy for increasing shareholder value is through the progression and commercialisation of its gene research discoveries to deliver innovative approaches for the diagnosis and treatment of serious medical conditions such as epilepsy and cancer. This process includes the potential partnering and out-licensing of its technologies to pharmaceutical companies with proven commercial expertise in these fields to bring products to the market.

Key Points – Finance

- The operating loss of the Company after income tax for the year ended June 2003 was $4.541 million (Loss of $3.490 million for 2001/02).
- R&D expenditure for the year was $3.732 million ($3.526 million in 2001/02).
- Reduction of research related capital expenditure by 97% to $43,000 for the year ($1.537 million in 2001/02).
- Reduction in net operating and investing cash outflows in 2002/03 by 15% to $3.774 million ($4.448 million in 2001/02).
- Net proceeds of $1.221 million raised in April 2003 through Shareholder Share Purchase Plan and Private Placement.
- Net cash outflow for the year to June 2003 was $2.554 million ($1.206 million for 2001/02).
- Cash on hand at June 2003 of $6.071 million.

Key Points – Corporate

- Development and signing in October 2002 of a collaboration and license agreement with Nanogen Inc. This license aims to develop the world's first molecular diagnostic test for certain forms of epilepsy in children, which could enable a more rapid and accurate selection of treatment paths by neurologists.
- R&D Start Grant funding of $2.87 million secured for the epilepsy ionX® platform program commencing July 2003 to partly fund Bionomics' ongoing epilepsy research.
- In July 2003 the Company announced the completion of an Equity Line Finance arrangement with the Bank of New York Capital Markets Inc. This funding facility potentially allows the placement of up to 6 million shares through the Bank of New York once the share price exceeds a floor price set by Bionomics (minimum floor price of 50 cents). The use, timing and control of this facility is at Bionomics' discretion.

Key Points – Research & Development

- In September 2002 the Company announced it had developed its first animal model of inherited epilepsy. This is considered a major breakthrough from both scientific and medical perspectives.
- In February 2003 the Company announced it had entered into a research collaboration with the Howard Florey Institute to advance Bionomics' research into epilepsy and other CNS disorders.
- In June 2003 the Company announced the appointment of Dr Mark Varney to the position of VP Drug Discovery. Dr Varney has very strong credentials in CNS research including recent senior positions at Merck Research Laboratories, based in the US.
- During 2002/03 Bionomics progressed its patent portfolio to a total of 34 patent applications in various phases of examination as at 30 June 2003. This IP program is essential in protecting over 350 genes Bionomics has discovered relating to epilepsy and cancer.

82-34682

Outlook
"Bionomics' strategy to focus on patents, partnerships and people, through our research and development programs, places the Company in a strong position to translate our gene based discoveries into new medical treatments," said Dr Rathjen

Dr Rathjen further commented, "We are structuring the Company to provide a commercially orientated business to under pin the value of Bionomics' gene based research. This is also important in positioning the Company with potential collaborative partners in licensing negotiations".

"2002/03 saw Bionomics continue to achieve some significant research milestones in close alignment with our business plans, particularly in our epilepsy program. Bionomics' focus in 2003/04 will be to continue to build on these research achievements and target further commercialisation via licensing activities with appropriate global partners," said Dr Rathjen.

"Since year end we have been able to announce progress in the Company's breast cancer program and we look forward to sharing with shareholders further exciting developments".

About Bionomics Limited
Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. Epilepsy affects over 7 million people in the seven major pharmaceutical markets, with around 2 million patients inadequately treated. The global market for epilepsy drugs is estimated to be valued at US$6 billion in 2003.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer and inflammatory diseases.

For more information about Bionomics, visit www.bionomics.com.au

---

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

82-34682

BIONOMICS LIMITED
Year ended 30 June 2003
(Previous corresponding period:
Year ended 30 June 2002)

Results for Announcement to the Market

				$
Cash position as at 30 June 2003	reduced by	29.6%	to	6,070,486
Net operating and investing cash outflows for the period	reduced by	15.0%	to	3,774,153
Revenue from ordinary activities	down	21.9%	to	1,607,756
Profit/(loss) from ordinary activities after tax attributable to members	Loss increased by	30.1%	to	(4,540,955)
Net profit/(loss) for the period attributable to members	Loss increased by	30.1%	to	(4,540,955)

Explanation of Cash Position as at 30 June 2003
Closing cash position reflects stable funding position to continue core R&D and commercialisation strategies.

Explanation of Net Operating cash outflows and capital expenditure
The net operating cash flow inclusive of capital expenditure reflected reduced revenues from Government grants and full year interest costs for the facility, being compensated for by reduced capital expenditure and stable expenditure on core R&D programs

Explanation of Revenue
Revenue consists predominantly of: Federal Government Grants, Licensing Fees, Rent and Interest income.

Revenue has decreased by $451,011 during the current financial year, predominantly as a result of reduced grant revenue. Refer to the notes to the preliminary consolidated financial statements for a breakdown of revenue items.

Explanation of Profit/(loss) from ordinary activities after tax
The loss recorded was in line with Directors and Management expectations.

Explanation of Net Profit/(loss)
Refer to previous item.

Dividends/Distributions
Bionomics Limited does not propose to pay any dividends for the year ended 30 June 2003.

82-34682

BIONOMICS LIMITED

Preliminary consolidated statement of financial performance

For the year ended 30 June 2003

	2003 $	2002 $
Total revenue from ordinary activities	1,607,756	2,058,767
Borrowing Costs	302,411	72,375
Depreciation and Amortisation expenses	681,568	433,632
Employee and Director Benefits expenses	645,010	690,984
Research and Development expenses	3,732,031	3,526,463
Shareholder and Investor Communications expenses	145,840	200,637
Travel expenses	175,722	188,505
Other expenses from ordinary activities	466,129	435,901
Loss from ordinary activities before income tax expense	(4,540,955)	(3,489,730)
Income tax expense	0	0
Loss from ordinary activities after income tax expense	(4,540,955)	(3,489,730)
Total changes in equity other than those resulting from transactions with owners as owners	(4,540,955)	(3,489,730)

82-34682

BIONOMICS LIMITED
Preliminary consolidated statement of financial position
As at 30 June 2003

	2003 $	2002 $
CURRENT ASSETS		
Cash assets	6,070,486	8,624,119
Receivables	27,470	99,321
Other	105,297	109,454
TOTAL CURRENT ASSETS	6,203,253	8,832,894
NON-CURRENT ASSETS		
Property, plant and equipment	6,310,723	6,906,457
Intangible assets	56,711	99,244
TOTAL NON-CURRENT ASSETS	6,367,434	7,005,701
TOTAL ASSETS	12,570,687	15,838,595
CURRENT LIABILITIES		
Payables	350,149	345,138
Interest bearing liabilities	508,400	127,100
Provisions	95,324	60,758
Other	276,124	309,841
TOTAL CURRENT LIABILITIES	1,229,997	842,837
NON-CURRENT LIABILITIES		
Interest bearing liabilities	4,575,600	4,956,900
Payables	50,000	50,000
TOTAL NON-CURRENT LIABILITIES	4,625,600	5,006,900
TOTAL LIABILITIES	5,855,597	5,849,737
NET ASSETS	6,715,090	9,988,858
SHAREHOLDERS' EQUITY		
Contributed equity	20,364,925	19,097,738
Accumulated losses	(13,649,835)	(9,108,880)
TOTAL SHAREHOLDERS' EQUITY	6,715,090	9,988,858

82-34682

BIONOMICS LIMITED

Preliminary consolidated statement of cash flows

For the year ended 30 June 2003

	2003 $ Inflows (Outflows)	2002 $ Inflows (Outflows)
Cash flows from operating activities		
Grants received	926,899	1,653,189
Rent received	172,194	32,476
Receipts from customers	80,208	0
Goods and Services Tax collected from customers	107,971	175,421
Payments to suppliers and employees	(4,974,602)	(4,887,131)
Goods and Services Tax paid to suppliers	(251,550)	(491,826)
Goods and Services Tax refund received	143,579	316,405
	(3,795,301)	(3,201,466)
Interest received	366,860	361,371
Borrowing costs	(302,411)	(72,375)
Net cash (outflow) from operating activities	(3,730,852)	(2,912,470)
Cash flows from investing activities		
Proceeds from sale of plant and equipment	0	1,227
Payments for purchases of property, plant and equipment	(43,301)	(1,537,024)
Net cash (outflow) from investing activities	(43,301)	(1,535,797)
Cash flows from financing activities		
Proceeds from share issues	1,248,680	3,397,870
Share issue expenses	(28,160)	(155,418)
Net cash inflow from financing activities	1,220,520	3,242,452
Net increase/(decrease) in cash held	(2,553,633)	(1,205,815)
Cash at the beginning of the reporting period	8,624,119	9,829,934
Cash at the end of the reporting period	6,070,486	8,624,119

82-34682

BIONOMICS LIMITED
Notes to the preliminary consolidated financial statements
For the year ended 30 June 2003

Material factors affecting the revenues and expenses of the economic entity for the current period

	2003	2002
Revenue from operating activities		
Grants received	1,028,243	1,611,599
Licensing fees	80,208	0
	1,108,451	1,611,599
Revenue from outside the operating activities		
Interest received or receivable	333,019	403,039
Rent received or receivable	161,401	35,043
Other income	4,885	9,086
	499,305	447,168
Revenue from ordinary activities	1,607,756	2,058,767

Net gains and expenses

Profit/(Loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:

	2003	2002
Net gains/(losses)		
Net gains/(losses) on disposal of plant and equipment	0	(45,967)
Expenses		
Borrowing Costs		
- Interest paid or payable	302,411	210,199
- Amount capitalised	0	(137,824)
	302,411	72,375
Depreciation of:		
- Administrative plant and equipment	28,021	12,806
- Scientific plant and equipment	386,027	300,742
- Leasehold improvements	0	7,281
- Building	224,986	70,269
	639,034	391,098
Amortisation of non-current assets		
- Licences	42,534	42,534
Rental expense on operating leases		
- minimum lease payments	72,756	64,795
Research and Development		
- Research and development costs	3,732,031	3,526,463
Other provisions		
- Employee entitlements	34,566	38,877

82-34682

Material factors affecting the assets, liabilities and equity of the economic entity for the current period

	2003	2002
Issued and Paid-up Capital	**$**	**$**
Ordinary shares - fully paid	20,364,925	19,097,738
	Number	**Number**
Ordinary shares - fully paid	43,563,376	39,328,147

Movements in ordinary share capital of the Company during the past one year were as follows:

Date	Details	Issue Price	Number of Shares	$
1-07-02	**Opening Balance**		**39,328,147**	**19,097,738**
11-11-02	Share issue - directors	$0.64	72,917	46,667
31-03-03	Share issue - share purchase plan	$0.30	1,353,282	405,971
15-04-03	Share issue - share purchase plan	$0.30	1,023,297	306,989
30-04-03	Share issue - placement	$0.30	1,785,733	535,720
	Less capital raising costs associated with the share purchase plan			(2,760)
	Less capital raising costs associated with the placement			(25,400)
30-06-03	**Closing Balance**		**43,563,376**	**20,364,925**

Material factors affecting the cash flows of the economic entity for the current period

NON-CASH FINANCING ACTIVITIES	**2003**	**2002**
Directors' fees satisfied by the issue of shares	46,667	49,185

Changes in accounting policies
Not applicable.

Fundamental errors
Not applicable.

Extraordinary items
Not applicable.

82-34682

Reconciliation of income tax expense

	2003	2002
The prima facie tax on operating profit/(loss) is reconciled to the income tax provided in the financial statements as follows:		
Prima facie tax benefit on operating result at 30%	(1,362,287)	(1,046,919)
Tax effect of permanent differences:		
- Research and development expenditure	(149,644)	(138,246)
- R&D Incremental Deduction	(194,706)	0
- Other non-allowable items	1,473	1,051
Income tax benefit adjusted for permanent differences	(1,705,164)	(1,184,114)
Under/(Over) Provision in prior year	(93,775)	0
Income tax benefit not recognised	(1,798,939)	(1,184,114)
Income tax expense	0	0

Reconciliation of profit from ordinary activities after income tax to net cash flow from operating activities

	2003	2002
Operating profit/(loss) after income tax	(4,540,955)	(3,489,730)
Non-cash items in operating profit/(loss)		
Depreciation and amortisation	681,568	433,632
Directors' fees	46,667	49,185
Net loss/(gain) on sale of non-current assets	0	45,967
Provision for employee entitlements	34,566	38,877
Changes in operating assets and liabilities		
Decrease/(Increase) in debtors and accruals	13,193	(19,320)
Decrease/(Increase) in other operating assets	83,018	(71,244)
Increase/(Decrease) in creditors and accruals (operating activities only)	(48,909)	100,163
Cash Flows from operations	(3,730,852)	(2,912,470)

Segment note

Bionomics Limited, which operates solely in Australia, conducts genomics-based research focused on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications for epilepsy, breast cancer and angiogenesis.

Events occurring after reporting date

In July 2003 the Company announced the completion of an Equity Line Finance arrangement with the Bank of New York Capital Markets Inc. This funding facility potentially allows the placement of up to 6 million shares through the Bank of New York once the share price exceeds a floor price set by the Company (minimum floor price 50 cents). The use, timing and control of this facility, once the share price is above the minimum floor price, is at the Company's discretion.

82-34682

BIONOMICS LIMITED

Supplementary Appendix 4E information

Retained Earnings

ACCUMULATED LOSSES	2003 $	2002 $
Balance at the beginning of the year	(9,108,880)	(5,619,150)
Net loss for the year	(4,540,955)	(3,489,730)
Balance at the end of the year	(13,649,835)	(9,108,880)

NTA Backing

	2003	2002
Net tangible asset backing per ordinary share	15.3 cents	25.1 cents

82-34682

Commentary on results

Earnings per share

	2003 Cents	2002 Cents
Basic earnings per share (cents per share)	(11.3)	(9.5)
Diluted earnings per share (cents per share)	(8.7)	(7.5)

The basic and diluted earnings per share amounts have been calculated using the total changes in equity *other than those resulting from transactions with owners as owners figure in the Statement of Financial Performance.*

	2003 Number	2002 Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	40,243,799	36,655,037
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	48,573,134	43,416,897

Information concerning the classification of securities

Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

Significant features of operating performance

Refer ASX Announcement attached, "*Bionomics continues to progress its R&D Programs in CNS and oncology underpinned by initial licensing success and START grant funding*".

Results of segments

Not applicable.

Audit

This report is based on accounts which have been audited (audit report attached)

82-34682

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwc.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999
Direct Phone (08) 8218 7215
Direct Fax (08) 8218 7466

Independent audit report to the members of Bionomics Limited

Audit opinion

In our opinion, the financial report of Bionomics Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Bionomics Limited as at 30 June 2003, and of its performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001.*

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Bionomics Limited (the company) for the year ended 30 June 2003.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

82-34682

PRICEWATERHOUSECOOPERS

Independent audit report to the members of Bionomics Limited (continued)

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

P.G. Steel

PG Steel
Partner

Adelaide
3 September 2003

BIONOMICS LIMITED - A.B.N. 53 075 582 740
CORPORATE GOVERNANCE STATEMENT

The directors are responsible to the shareholders for the performance of the Company in both the short and longer term and seek to balance these sometimes competing objectives in the best interests of the Company as a whole. Their focus is to enhance the interests of shareholders. The Board draws on relevant corporate governance best practice principles to assist it to contribute to the performance of the Company.

Day to day management of the Company's affairs and implementation of corporate strategy and policy initiatives are delegated by the Board to the CEO/Managing Director and senior executives.

The functions of the Board include:

- review and approval of corporate strategies, the annual budget and financial plans;
- overseeing and monitoring organisational performance and the achievement of the Company's strategic goals and objectives;
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors;
- appointment of, and assessment of the performance of, the Chief Executive Officer;
- ensuring there are effective management processes in place and approving major corporate initiatives;
- enhancing and protecting the reputation of the Company;
- ensuring the significant risks facing the Company have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place; and
- reporting to shareholders.

A description of the Company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

The Board of Directors

The agreed role and responsibilities of the Board are summarised as follows:

Governance - to ensure that management runs the Company in the interests of shareholders, other stakeholders and in accordance with the law.

Performance - to support the Chief Executive Officer and the senior management team in achieving Board approved objectives and taking appropriate remedial action if these objectives are not achieved.

The Board operates as follows:

- regular meetings are held generally on a monthly basis, with additional meetings at shorter notice when necessary;
- at the date of signing the Directors' Report the Board consisted of four non-executive directors and one executive director, Dr Deborah Rathjen;
  [Further information about the directors is set out in the directors' report under the heading "Information on Directors"]
- the Board may appoint additional directors to fill casual vacancies; directors may also be appointed by shareholders at a general meeting;
- all Board members are involved in Board succession planning and therefore no nomination committee has been established for this purpose;
- the Company seeks to have a Board balanced in experience and a wide range of expertise and skills;
- the Company's Constitution specifies that (with the exception of the Managing Director) one third of directors must retire by rotation at each annual general meeting and, in any event, no director may hold office later than the third annual general meeting following their last election; and
- the Board has adopted a formal policy governing trading by directors, employees and contractors in the Company's securities.

All matters determined by the Compensation and Audit Committees are submitted to the full Board as recommendations for Board decision.

Independent professional advice

Issues of substance are considered by the Board with external advice from its professional advisers as required.

The Board's individual members have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior written approval of the Chairman is required, but this will not be unreasonably withheld.

Compensation Committee

The Compensation Committee was established in July 2001 and consists of the following non-executive directors:

- Mr Fraser Ainsworth
- Dr Christopher Henney

The Compensation Committee makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance, relevant comparative information and the Company's financial performance. As well as base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits. Executives are also eligible to participate in the Bionomics Limited Employee Share Option Plan (further details of this Plan can be found in note 1(h) to the financial statements).

Remuneration packages are set at levels that are intended to attract and retain first class executives capable of managing the Company's operations and achieving the Company's strategic objectives.

Remuneration and other terms of employment for all Bionomics staff are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on directors' and executives' remuneration is set out in the Directors' Report and notes 6 and 7 to the financial statements.

Audit Committee

The Audit Committee was established in July 2002 and consists of the following non-executive directors:

- Mr Peter Maddern (Chairman)
- Mr Fraser Ainsworth
- Dr George Morstyn

The main responsibilities of the Audit Committee are to:

- review and report to the Board on the annual report, the half-year financial report and all other financial information published by the Company or released to the market;
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
  - effectiveness and efficiency of operations
  - reliability of financial reporting
  - compliance with applicable laws and regulations;
- recommend to the Board the appointment, removal and remuneration of the external auditors, and review

- review the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence.

External auditors

PricewaterhouseCoopers were appointed as the external auditors in 1996. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every seven years.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in note 8 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee.

Risk assessment and management

The consideration and approval by the Board of the annual budget and each major activity undertaken by the Company and regular management reports assist the Board to identify areas of significant business risk and to implement strategies to manage those risks.

Continuous disclosure

The Chief Executive Officer has been nominated as the person responsible for communications with the Australian Stock Exchange ("ASX"). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Financial reporting

The Board is responsible for overseeing the existence and maintenance of internal controls and accounting systems along with considering the appropriateness of the financial policies adopted in the financial reporting process. The Audit Committee assists the Board in discharging this function.

ASX Corporate Governance Council

Principles of Good Corporate Governance and Best Practice Recommendations

The ASX Corporate Governance Council released its Principles of Good Corporate Governance and Best Practice Recommendations in March 2003. Listed entities are required to disclose the extent to which they have followed the best practice recommendations set by the ASX Corporate Governance Council during the reporting period for financial years beginning after 1 January 2003.
Bionomics is currently working to a schedule and timetable to adopt these best practice recommendations and further details will be provided at the Annual General Meeting. This schedule has been compiled and will be implemented by the Audit Committee.

82-34682

BIONOMICS LIMITED - A.B.N. 53 075 582 740

DIRECTORS' REPORT

Your directors present their Report on the financial statements of the Company for the financial year ended 30 June 2003.

DIRECTORS

The following persons were directors of Bionomics Limited during the whole of the financial year and up to the date of this report:

- Mr Fraser Ainsworth, Chairman
- Dr Deborah Rathjen, Chief Executive Officer and Managing Director
- Dr Christopher Henney, Non-Executive Director
- Mr Peter Maddern, Non-Executive Director
- Dr George Morstyn, Non-Executive Director

PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year were:

(a) To identify particular human genes or the proteins they encode which can be shown to have a role in the onset or progression of disease, in particular epilepsy, breast cancer and pathologies associated with angiogenesis.

(b) To validate these genes as drug targets through the utilisation of the Company's proprietary technology platforms, ionX(R) and Angene(TM).

(c) The identification of strategic alliances and project opportunities which generate revenues and future income streams from the research. This should enhance the competitive advantage of the Company within the genomics sector of the biotechnology industry.

OPERATING RESULTS

The operating loss of the Company after income tax for the year ended 30 June 2003 amounted to $4,540,955, in line with expectations.

DIVIDENDS PAID OR RECOMMENDED

The directors do not propose to make any recommendations for dividends for the current financial year.

REVIEW OF OPERATIONS

A summary of operations during the reporting period is set out below:

- In September 2002 the Company announced it had developed its first animal model of inherited human epilepsy, a major breakthrough both in scientific and medical terms.
- A development collaboration and license agreement with Nanogen Inc was announced in October 2002. This partnership aims to develop the world's first molecular diagnostic test for epilepsy which will enable the rapid and accurate selection of treatment paths for some types of epilepsy patients, leading to safer and more effective treatment and management of this serious condition.
- In February 2003 Bionomics ionX(R) platform was awarded an R&D Start Grant of $2.87 million over two years from 1 July 2003. This funding will provide support of Bionomics efforts towards the discovery of new anti-epileptic drugs.
- In February 2003 the Company announced they had entered into a research collaboration with the Howard Florey Institute of Experimental Physiology and Medicine, to advance Bionomics' research and development programs in epilepsy and central nervous system disorders.

82-34682

BIONOMICS LIMITED - A.B.N. 53 075 582 740

DIRECTORS' REPORT

A comprehensive review of operations is set out in the sections headed 'The Chairman's Letter to Shareholders' and 'The Chief Executive Officer's Report' on pages 6 to 8 of the Annual Report.

EARNINGS PER SHARE	2003 Cents	2002 Cents
Basic earnings per share (cents per share)	(11.3)	(9.5)
Diluted earnings per share (cents per share)	(8.7)	(7.5)

The basic and diluted earnings per share amounts have been calculated using the total changes in equity other than those resulting from transactions with owners as owners figure in the Statement of Financial Performance.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Company during the financial year were as follows:

(a) An increase in contributed equity of $1,267,187 (from $19,097,738 to $20,364,925) as a result of:

	2003 $
Issue of 72,917 fully paid ordinary shares at 64 cents each to non-executive directors in lieu of one-third of directors fees	46,667
Issue of 2,376,579 fully paid ordinary shares at 30 cents each to shareholders who participated in the Share Purchase Plan	712,959
Issue of 1,785,733 fully paid ordinary shares at 30 cents each in a private share placement	535,720
	1,295,346
Less capital raising costs associated with the Share Purchase Plan	2,759
Less capital raising costs associated with the private placement	25,400
	1,267,187

(b) Net cash received from the increase in contributed equity amounting to $1,220,520 will be used to continue funding existing projects focussing on those areas of research which will allow the Company to both enhance the value of its existing epilepsy, breast cancer and angiogenesis intellectual property and also to broaden its portfolio of intellectual property.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

In July 2003 the Company announced the completion of an Equity Line Finance arrangement with the Bank of New York Capital Markets Inc. This funding facility potentially allows the placement of up to 6 million shares through the Bank of New York once the share price exceeds a floor price set by the Company (minimum floor price 50 cents). The use, timing and control of this facility, once the share price is above the minimum floor price, is at the Company's discretion.

The financial effect of the above transaction has not been brought to account at 30 June 2003.

No other matters or circumstances have arisen since 30 June 2003 that have significantly affected or may significantly affect:

(a) the Company's operations in future financial years, or
(b) the results of those operations in future financial years, or
(c) the Company's state of affairs in future financial years.

82-34682

BIONOMICS LIMITED - A.B.N. 53 075 582 740

DIRECTORS' REPORT

LIKELY DEVELOPMENTS

The Company will continue to discover genes associated with human disease and will seek to commercialise the outcomes of its research and development activities including therapeutic and diagnostic opportunities. These are further outlined in 'The Chairman's Letter to Shareholders' and 'The Chief Executive Officer's Report' on pages 6 to 8 of the Annual Report.

Further information on likely developments in the operations of the Company and the expected results of operations have not been included in this report because further disclosure would not be in the Company's best interests.

ENVIRONMENTAL REGULATION

No significant environmental regulations apply to the Company.

INFORMATION ON DIRECTORS

Director	Experience	Special responsibilities	Particulars of directors' interests in shares and options	
			Ordinary Shares	Options
Mr Fraser Ainsworth AM BComm, FAICD, FCPA	Chairman for 5 years. Director of several companies. Former Managing Director of SAGASCO Holdings Ltd.	Non-executive Chairman. Member of Compensation Committee and Audit Committee.	151,702	1,000,000
Dr Deborah Rathjen BSc (Honours), PhD	Managing Director for 3 years. Former General Manager of Business Development and Licensing at Peptech Limited.	Managing Director.	216,666	2,200,000
Dr Christopher Henney PhD, DSc	Non-executive Director for 5 years. Founder of two public biotechnology companies. Director of several US public companies.	Member of Compensation Committee.	257,154	300,000
Mr Peter Maddern MM, LLB, BEc	Non-executive Director for 4 years. Formerly Executive Director for 3 years.	Chairman of Audit Committee.	452,082	300,000
Dr George Morstyn MB, BS, PhD, FRACP	Non-executive Director for 2 years. Former Senior Vice President of Development and Chief Medical Officer	Member of Audit Committee.	257,258	200,000

Directors' interests include shares and share options of the Company held directly or beneficially by directors of the Company or their director-related entities.

MEETINGS OF DIRECTORS

During the financial year, 10 meetings of directors were held. The numbers of meetings attended by each director were as follows:

	Meetings Eligible to Attend	Meetings Attended
Mr Fraser Ainsworth	10	10
Dr Deborah Rathjen	10	10
Dr Christopher Henney	10	9
Mr Peter Maddern	10	10
Dr George Morstyn	10	10

The Compensation Committee, consisting of Fraser Ainsworth and Christopher Henney, held three meetings during the financial year which were attended by both members.

The Audit Committee, consisting of Fraser Ainsworth, Peter Maddern and George Morstyn was formed on 25 July 2002. Three meetings were held during the financial year, attended by all members.

RETIREMENT, ELECTION AND CONTINUATION OF DIRECTORS

Dr Christopher Henney and Mr Peter Maddern, in accordance with clause 46 of the Company's Constitution, are the directors retiring by rotation who, being eligible, offer themselves for re-election.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Compensation Committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for non-executive directors, executive directors and other senior executives.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance against goals set at the start of the year, relevant comparative information and the Company's financial performance. As well as a base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits. Executives are also eligible to participate in the Company's Employee Share Option Plan.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Company's operations.

Remuneration and other terms of employment for all Bionomics staff are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Details of the nature and amount of each element of the emoluments of each director of Bionomics Limited and senior executives of the Company are set out in the following tables.

82-34682

BIONOMICS LIMITED - A.B.N. 53 075 582 740

DIRECTORS' REPORT

Directors	Executive Salary	Director's Fees	Bonus	Superannuation Contributions	Non-Cash Benefits	Share Options	Total
	$	$	$	$	$	$	$
Non-Executive							
Mr Fraser Ainsworth	0	33,333	0	3,000	16,667	0	53,000
Dr Christopher Henne	0	20,000	0	0	10,000	0	30,000
Mr Peter Maddern	0	20,000	0	1,800	10,000	0	31,800
Dr George Morstyn	0	20,000	0	1,800	10,000	7,353	39,153
Executive							
Dr Deborah Rathjen	274,042	0	25,000	10,519	15,439	161,112	486,112

Executives	Base Salary	Bonus	Superannuation Contributions	Non-Cash Benefits	Share Options	Total
	$	$	$	$	$	$
Thomas Gonda *Chief Scientist*	152,473	0	18,665	0	74,671	245,809
Francis Placanica *Vice President Business Development*	92,810	5,000	8,457	26,234	46,179	178,680
Jill Mashado *Finance Manager/ Company Secretary*	89,997	2,500	8,099	0	32,915	133,511

Executives are officers who are involved in, concerned in, or who take part in, the management of the affairs of the Company and report directly to the Chief Executive Officer.

The assessed fair values of share options included in the above tables have been independently determined in accordance with the Australian Securities and Investments Commission ("ASIC") guidelines issued on 30 June 2003. The assessed fair values have been determined for disclosure purposes only and are not reflected in the results of the Company.

In calculating the relevant option values using the Black-Scholes pricing model, the following inputs have been used:

- expected volatility has been determined by reference to the volatility of the Company's share price over the past twelve months;
- the risk-free interest rate is based on the rates of interest payable on 10 year Treasury Bonds at the date the options were granted;
- it has been assumed that the Company will pay no dividends; and
- the options issued to Dr Morstyn and those granted to executives pursuant to the *"Bionomics Employee Share Option Plan"* have been assumed to vest at the time the share options became exercisable. In all other cases the vesting date is specified in the relevant employment contracts / option agreements.

A detailed description of the grant, exercise and expiry dates for all options on issue is contained in note 21(c) to the financial statements.

It should be noted that in the current financial year the only new issue of options was to Dr Deborah Rathjen, under the Employee Share Option Plan. The issue of these 500,000 share options was approved by shareholders at the Annual General Meeting held on 7 November 2002. The value attributed to these options in the above table is $80,074. All other values in the above tables relate to share options issued in prior years, which have been required to be revalued and disclosed under the ASIC guidelines issued on 30 June 2003. In some cases values for these options have been disclosed in prior financial reports.

Basis of recognising options

In accordance with the ASIC guidelines, the value of options which don't vest immediately have been allocated proportionately over the period from grant date to vesting date.

SHARES AND SHARE OPTIONS GRANTED TO DIRECTORS AND EXECUTIVES

Shares and share options over unissued shares of the Company granted during or since the end of the financial year to any of the directors or executives of the Company as part of their remuneration were as follows:

- On 4 December 2002, 500,000 share options were issued to Dr Deborah Rathjen as part of the Company's Employee Share Option Plan. The issue of these options were approved by shareholders at the Annual General Meeting held on 7 November 2002. Details of these share options are contained in the section headed 'Directors' and Executives' Emoluments'.

- On 11 November 2002, 72,917 fully paid ordinary shares in the Company were issued to the following directors in the quantities specified:

Mr Fraser Ainsworth	26,042
Dr Christopher Henney	15,625
Mr Peter Maddern	15,625
Dr George Morstyn	15,625

  These shares were issued in lieu of directors' fees and have been included as a non-cash benefit in each of the directors total remuneration (refer to Directors' and Executives Emoluments section of this report).

SHARES UNDER OPTION AND SHARES ISSUED ON THE EXERCISE OF OPTIONS

Unissued ordinary shares of the Company under option and shares of the Company issued on the exercise of options during the year ended 30 June 2003 are listed at note 21(c) Share options.

Changes to shares under option since balance date

On 30 July 2003, 100,000 options exercisable at $1.40 lapsed.

On 22 August 2003, the Company issued 100,000 options exercisable at $0.2766 between 14 July 2003 and 14 July 2008. These were issued pursuant to the Equity Line Finance Facility detailed above.

BIONOMICS LIMITED - A.B.N. 53 075 582 740

DIRECTORS' REPORT

INSURANCE OF DIRECTORS AND OFFICERS

During the financial year, the Company paid a premium to insure the directors and officers ("D&O") of the Company. Under the terms of this policy the premium paid by the Company is not permitted to be disclosed.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the D&O in their capacity as D&O of the Company, and any other payments arising from liabilities incurred by the D&O in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the D&O of their position or of information to gain advantage for themselves or someone else to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

This Report is made in accordance with a resolution of the Board of Directors.

Director [signature] Director [signature]

Dated this 3rd day of September 2003

82-34682

BIONOMICS LIMITED - ABN 53 075 582 740

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2003

	Note	2003 $	2002 $
Total revenue from ordinary activities	3	1,607,756	2,058,767
Borrowing Costs		302,411	72,375
Depreciation and Amortisation expenses		681,568	433,632
Employee and Director Benefits expenses		645,010	690,984
Research and Development expenses		3,732,031	3,526,463
Shareholder and Investor Communications expenses		145,840	200,637
Travel expenses		175,722	188,505
Other expenses from ordinary activities		466,129	435,901
Loss from ordinary activities before income tax expense	4	(4,540,955)	(3,489,730)
Income tax expense	5	0	0
Loss from ordinary activities after income tax expense		(4,540,955)	(3,489,730)
Total changes in equity other than those resulting from transactions with owners as owners		(4,540,955)	(3,489,730)
		Cents	Cents
Basic earnings per share	9	(11.3)	(9.5)
Diluted earnings per share	9	(8.7)	(7.5)

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

82-34682

BIONOMICS LIMITED - ABN 53 075 582 740

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2003

	Note	2003 $	2002 $
CURRENT ASSETS			
Cash assets	11	6,070,486	8,624,119
Receivables	13	27,470	99,321
Other	14	105,297	109,454
TOTAL CURRENT ASSETS		6,203,253	8,832,894
NON-CURRENT ASSETS			
Property, plant and equipment	15	6,310,723	6,906,457
Intangible assets	16	56,711	99,244
TOTAL NON-CURRENT ASSETS		6,367,434	7,005,701
TOTAL ASSETS		12,570,687	15,838,595
CURRENT LIABILITIES			
Payables	17	350,149	345,138
Interest bearing liabilities	18	508,400	127,100
Provisions	19	95,324	60,758
Other	20	276,124	309,841
TOTAL CURRENT LIABILITIES		1,229,997	842,837
NON-CURRENT LIABILITIES			
Interest bearing liabilities	18	4,575,600	4,956,900
Payables	17	50,000	50,000
TOTAL NON-CURRENT LIABILITIES		4,625,600	5,006,900
TOTAL LIABILITIES		5,855,597	5,849,737
NET ASSETS		6,715,090	9,988,858
SHAREHOLDERS' EQUITY			
Contributed equity	21	20,364,925	19,097,738
Accumulated losses	22	(13,649,835)	(9,108,880)
TOTAL SHAREHOLDERS' EQUITY		6,715,090	9,988,858

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

M dR

82-34682

BIONOMICS LIMITED - ABN 53 075 582 740

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2003

	Note	2003 $ Inflows (Outflows)	2002 $ Inflows (Outflows)
Cash flows from operating activities			
Grants received		926,899	1,653,189
Rent received		172,194	32,476
Receipts from customers		80,208	0
Goods and Services Tax collected from customers		107,971	175,421
Payments to suppliers and employees		(4,974,602)	(4,887,131)
Goods and Services Tax paid to suppliers		(251,550)	(491,826)
Goods and Services Tax refund received		143,579	316,405
		(3,795,301)	(3,201,466)
Interest received		366,860	361,371
Borrowing costs		(302,411)	(72,375)
Net cash (outflow) from operating activities	**10**	(3,730,852)	(2,912,470)
Cash flows from investing activities			
Proceeds from sale of plant and equipment		0	1,227
Payments for purchases of property, plant and equipment		(43,301)	(1,537,024)
Net cash (outflow) from investing activities		(43,301)	(1,535,797)
Cash flows from financing activities			
Proceeds from share issues		1,248,680	3,397,870
Share issue expenses		(28,160)	(155,418)
Net cash inflow from financing activities		1,220,520	3,242,452
Net increase/(decrease) in cash held		(2,553,633)	(1,205,815)
Cash at the beginning of the reporting period		8,624,119	9,829,934
Cash at the end of the reporting period	**11**	6,070,486	8,624,119
Non-cash financing activities	**12**		

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001, including the Australian Securities and Investments Commission guidelines on valuing share options issued on 30 June 2003.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the Statement of Financial Performance is matched with the accounting loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse

(b) Revenue recognition

Licensing fees, rent revenue and interest income are recognised upon being earnt as opposed to received.

Grant revenue is recognised when Bionomics has incurred the eligible expenditure that the grant relates to.

(c) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists.

(d) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or amortisation. The directors have taken reasonable steps to ensure that property, plant and equipment are not carried at amounts, which are in excess of their recoverable amounts at balance date.

The depreciable amount of all fixed assets is depreciated over their useful lives commencing from the time the asset is held ready for use, on either a prime or diminishing value basis depending on the type of asset.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in the operating result before income tax of the Company in the year of disposal.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Administrative plant and equipment	20-40%
Scientific plant and equipment	20-40%
Leasehold improvements	10-20%
Land	0%
Building	2.50%
Building Components	3-20%



(e) **Research and Development**

Costs incurred on research and development have been charged as expenses as incurred.

(f) **Revaluations of Non-Current Assets**

The land and building was recorded as a Non-Current Asset in March 2002, and is currently recorded at estimated final cost. This figure will be adjusted to reflect the actual final cost as soon as this figure is known. A valuation for the land and building will be determined by an independent valuer once every three years and disclosed in the Company's financial report as long as they continue to be carried at cost.

(g) **Intangible Assets**

Licences

Significant costs associated with licences are deferred and amortised on a straight line basis over five years, the period of their expected benefit.

(h) **Employee Entitlements**

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in liabilities in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

Contributions are made by the Company to employee superannuation funds and are charged as expenses when incurred. These contributions are made to external superannuation funds and are not defined benefits programs. Consequently the Company has no exposure to market movements on employee superannuation liabilities or entitlements.

As at 30 June 2003, the Company had twenty employees (2002 - 20). This figure excludes persons engaged under Service Contract Agreements with the Company's affiliated research institutes and persons engaged under a Consultancy Agreement.

Bionomics Limited Employee Share Option Plan

The Bionomics Limited Employee Share Option Plan was approved by the Board and Shareholders in 2002. Staff eligible to participate in the plan are those who have been a full time or part time employee of the Company for a period of not less than 6 months or a director of the Company.

Options are granted under the plan for no consideration. Options are exercisable over a five year period with the first tranche becoming exercisable on the first anniversary of the date of acceptance of the invitation to participate in the plan. The employees' entitlements to the options are vested (ie they are not conditional on future employment) as soon as they become exercisable. Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share.

The exercise price of an option is based on the weighted average closing price at which the Company's shares are traded on the Australian Stock Exchange during the seven trading days immediately preceding the date of an invitation.

No accounting entries are made in relation to the Bionomics Limited Employee Share Option Plan until options are exercised, at which time the amounts receivable from employees are recognised in the statement of financial position as share capital. The amounts disclosed for remuneration of directors and executives in notes 6 and 7 include the assessed fair values of options at the date they were granted.

Summaries of options granted under the plan are set out in note 21 (c) Share options.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

(i) Equity-based compensation benefits to directors

The non-executive directors of Bionomics receive one third of their directors' fees in shares. The Board uses a weighted average share price to calculate the number of shares to be issued, calculated by reference to the price at which the Company's shares traded in the first two months of the current financial year.

(j) Cash

For the purpose of the Statement of Cash Flows, cash includes cash on hand and in bank accounts and deposits with banks net of bank overdrafts.

(k) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and generally paid within 30 days of recognition.

(l) Interest Bearing Liabilities

Loans are carried at their principal amount and interest is accrued over the period it becomes due.

(m) Borrowing Costs

Borrowing Costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

Borrowing Costs include interest on short-term and long-term borrowings.

(n) Earnings per Share

(i) *Basic earnings per share*

Basic earnings per share are determined by dividing net loss after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) *Diluted earnings per share*

Diluted earnings per share adjust the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

NOTE 2: SEGMENT INFORMATION

Bionomics Limited, which operates solely in Australia, conducts genomics-based research focused on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications for epilepsy, breast cancer and angiogenesis.

NOTE 3: REVENUE	2003 $	2002 $
Revenue from operating activities		
Grants received	1,028,243	1,611,599
Licensing fees	80,208	0
	1,108,451	1,611,599
Revenue from outside the operating activities		
Interest received or receivable	333,019	403,039
Rent received or receivable	161,401	35,043
Other income	4,885	9,086
	499,305	447,168
Revenue from ordinary activities	1,607,756	2,058,767

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	2003	2002
NOTE 4: OPERATING RESULT	$	$
Net gains and expenses		
Profit/(Loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:		
Net gains/(losses)		
Net gains/(losses) on disposal of plant and equipment	0	(45,967)
Expenses		
Borrowing Costs		
- interest paid or payable	302,411	210,199
- Amount capitalised	0	(137,824)
	302,411	72,375
Depreciation of:		
- Administrative plant and equipment	28,021	12,806
- Scientific plant and equipment	386,027	300,742
- Leasehold improvements	0	7,281
- Building	224,986	70,269
	639,034	391,098
Amortisation of non-current assets		
- Licences	42,534	42,534
Rental expense on operating leases		
- minimum lease payments	72,756	64,795
Research and Development		
- Research and development costs	3,732,031	3,526,463
Other provisions		
- Employee entitlements	34,566	38,877

NOTE 5: INCOME TAX

	2003	2002
(a) The prima facie tax on operating profit/(loss) is reconciled to the income tax provided in the financial statements as follows:		
Prima facie tax benefit on operating result at 30%	(1,362,287)	(1,046,919)
Tax effect of permanent differences:		
- Research and development expenditure	(149,644)	(138,246)
- R&D Incremental Deduction	(194,706)	0
- Other non-allowable items	1,473	1,051
Income tax benefit adjusted for permanent differences	(1,705,164)	(1,184,114)
Under/(Over) Provision in prior year	(93,775)	0
Income tax benefit not recognised	(1,798,939)	(1,184,114)
Income tax expense	0	0

	2003	2002
(b) The directors estimate that the potential future income tax	$	$
benefit not brought to account in respect of tax losses is:	4,792,313	3,056,946

This benefit for tax losses will only be obtained if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit from the deductions for the losses to be realised; and

(ii) the Company continues to comply with the conditions of deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for tax losses.

NOTE 6: REMUNERATION OF DIRECTORS	2003 $	2002 $
Income received or due and receivable by the directors of the Company including share options	640,065	497,973
Income received or due and receivable by the directors of the Company excluding share options	471,600	485,623

The number of directors whose total income from the Company was within the specified bands are as follows:

	Total Remuneration		Remuneration excluding share options	
	2003	2002	2003	2002
$30,000 - $39,999	3	3	3	3
$50,000 - $59,999	1	1	1	1
$70,000 - $79,999	0	1	0	1
$270,000 - $279,999	0	1	0	1
$320,000 - $329,999	0	0	1	0
$480,000 - $489,999	1	0	0	0

A breakdown of the 2003 total remuneration is included in the Directors' Report, under the heading Directors' and Executives' Emoluments.

Directors 2003 remuneration includes the assessed fair values of options granted to directors as detailed in the Directors Report. The assessed fair values have been determined independently, in accordance with ASIC guidelines, for disclosure purposes only and are not reflected in the results of the Company.

Included in the above total remuneration received or receivable by directors for the financial year ended 30 June 2003, is the assessed fair values of options granted to Dr Deborah Rathjen ($161,112) and Dr George Morstyn ($7,353) as detailed in the Directors' Report. It should be noted that of this total of $168,465, $88,391 relates to options issued in prior years, which have been required to be revalued and disclosed under the 30 June 2003 ASIC guidelines.

Directors remuneration excludes insurance premiums paid by the Company in respect of directors' and officers' liability insurance contracts as the contracts do not specify premiums paid in respect of individual directors and officers. Information relating to the insurance contracts is set out in the Directors' Report.

Details of options granted to and exercised by directors during the year ended 30 June 2003 are set out in Note 21(c).

BIONOMICS LIMITED A.B.N. 53 075 582 740

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 7: REMUNERATION OF EXECUTIVES	2003 $	2002 $
Remuneration received, or due and receivable, from the Company by Australian-based executive officers (including directors) whose remuneration was at least $100,000, including share options	1,044,112	547,563
Remuneration received, or due and receivable, from the Company by Australian-based executive officers (including directors) whose remuneration was at least $100,000, excluding share options	729,235	420,000

The number of Australian based executive officers (including directors) whose remuneration from the Company was within the specified bands are as follows:

	Total Remuneration		Remuneration excluding share options	
	2003	2002	2003	2002
$100,000 - $109,999	0	1	1	0
$130,000 - $139,999	1	0	1	0
$140,000 - $149,999	0	0	0	1
$160,000 - $169,999	0	1	0	0
$170,000 - $179,999	1	0	1	0
$240,000 - $249,999	1	0	0	0
$270,000 - $279,999	0	1	0	1
$320,000 - $329,999	0	0	1	0
$480,000 - $489,999	1	0	0	0

Executive 2003 remuneration includes the assessed fair values of options granted to executives as detailed in the Directors Report. The assessed fair values have been determined independently, in accordance with ASIC guidelines, for disclosure purposes only and are not reflected in the results of the Company.

Included in the above total remuneration received or receivable by Australian-based executive officers (including directors) for the financial year ended 30 June 2003, is the assessed fair values of options granted to Dr Deborah Rathjen ($161,112) and other senior executives ($153,765) as detailed in the Directors' Report. It should be noted that of this total of $314,877, $234,803 relates to options issued in prior years, which have been required to be revalued and disclosed under the 30 June 2003 ASIC guidelines.

Options are granted to executive officers under the Company's Employee Share Option Plan, details of which are set out in note 21(c). A summary of the number of options granted to, exercised and held by Australian-based executive officers (with income of at least $100,000) during the year ended 30 June 2003 is set out below:

Outstanding 30 June 2002	Granted	Exercised	Outstanding 30 June 2003
773,333	500,000	0	1,273,333

82-34682

BIONOMICS LIMITED A.B.N. 53 075 582 740

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	2003	2002
NOTE 8: AUDITORS' REMUNERATION	$	$
Amounts received or due and receivable by PricewaterhouseCoopers for:		
- auditing and reviewing the financial statements	28,067	23,827
- other services	21,300	15,229
	49,367	39,056

It is the Company's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Company are important. These assignments are restricted to taxation advice and acquittal of grant expenditure.

	2003	2002
NOTE 9: EARNINGS PER SHARE	Cents	Cents
Basic earnings per share (cents per share)	(11.3)	(9.5)
Diluted earnings per share (cents per share)	(8.7)	(7.5)

The basic and diluted earnings per share amounts have been calculated using the total changes in equity other than those resulting from transactions with owners as owners figure in the Statement of Financial Performance.

	2003	2002
	Number	Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	40,243,799	36,655,037
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	48,573,135	43,416,897

Changes to potential ordinary shares since balance date

On 30 July 2003, 100,000 options exercisable at $1.40 lapsed. The weighted average number of potential *ordinary shares included in the calculation of diluted EPS relating to these options is 100,000.*

On 22 August 2003, the Company issued 100,000 options exercisable at $0.2766 between 14 July 2003 and 14 July 2008. These were issued pursuant to the Equity Line Finance Facility detailed above.

Information concerning the classification of securities

Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 21(c).

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	2003	2002
NOTE 10: CASH FLOW INFORMATION	$	$
Reconciliation of operating profit/(loss) after income tax to net cash inflow from operating activities		
Operating profit/(loss) after income tax	(4,540,955)	(3,489,730)
Non-cash items in operating profit/(loss)		
Depreciation and amortisation	681,568	433,632
Directors' fees (note 12)	46,667	49,185
Net loss/(gain) on sale of non-current assets	0	45,967
Provision for employee entitlements	34,566	38,877
Changes in operating assets and liabilities		
Decrease/(Increase) in debtors and accruals	13,193	(19,320)
Decrease/(Increase) in other operating assets	83,018	(71,244)
Increase/(Decrease) in creditors and accruals (operating activities only)	(48,909)	100,163
Cash Flows from operations	(3,730,852)	(2,912,470)

NOTE 11: CASH

Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to items in the Statement of Financial Position as follows:

	2003	2002
Cash at bank or on hand	162,660	194,981
Cash deposits	5,907,826	8,429,138
	6,070,486	8,624,119

NOTE 12: NON-CASH FINANCING ACTIVITIES

	2003	2002
Directors' fees satisfied by the issue of shares	46,667	49,185

NOTE 13: RECEIVABLES

CURRENT

	2003	2002
Other debtors	27,470	99,321

NOTE 14: OTHER ASSETS

CURRENT

	2003	2002
Prepayments	71,506	41,822
Accrued revenue	33,791	67,632
	105,297	109,454



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 15: PROPERTY, PLANT AND EQUIPMENT

NON-CURRENT

Administrative plant and equipment - at cost	196,603	184,966
Accumulated depreciation	65,089	37,068
	131,514	147,898
Scientific plant and equipment - at cost	1,347,527	1,315,863
Accumulated depreciation	897,623	511,595
	449,904	804,268
Building - at estimated cost	5,899,560	5,899,560
Accumulated depreciation	295,255	70,269
	5,604,305	5,829,291
Land - at estimated cost	125,000	125,000
Total property, plant and equipment	7,568,690	7,525,389
Total accumulated depreciation	1,257,967	618,932
Total property, plant and equipment	6,310,723	6,906,457

The land and building have been recorded at estimated final cost as the actual final cost has not yet been determined by the Industrial and Commercial Premises Corporation. A cumulative adjustment is expected to be made in the 2003/2004 financial year as soon as the actual final cost is determined. Depreciation has been charged based on the estimated final cost.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of th current financial year are set out below.

	Administrative plant & equipment	Scientific plant & equipment	Land and Building	Total
Carrying amount at 1 July 2002	147,898	804,268	5,954,291	6,906,457
Additions	11,636	31,664	0	43,300
Disposals	0	0	0	0
Depreciation (note 4)	(28,021)	(386,027)	(224,986)	(639,034)
Carrying amount at 30 June 2003	**131,513**	**449,905**	**5,729,305**	**6,310,723**

NOTE 16: INTANGIBLE ASSETS

	2003 $	2002 $
NON-CURRENT		
Licences - at cost	212,666	212,666
Accumulated amortisation	155,955	113,422
	56,711	99,244

NOTE 17: PAYABLES

CURRENT		
Trade creditors	350,149	345,138
NON-CURRENT		
Loan from other parties (non-interest bearing)	50,000	50,000

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 18: INTEREST BEARING LIABILITIES

CURRENT		
Building Loan Agreement	508,400	127,100
NON-CURRENT		
Building Loan Agreement	4,575,600	4,956,900

The Building Loan Agreement, which relates to and is secured by the land and building, has interest charged on a quarterly basis. This rate will fluctuate based on the 90 day bank bill rate.

	2003	2002
NOTE 19: PROVISIONS	**$**	**$**
CURRENT		
Employee Entitlements	95,324	60,758

NOTE 20: OTHER CURRENT LIABILITIES

Accruals	255,662	187,655
Unearned Income	20,462	122,186
	276,124	309,841

02-34882

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 21: SHARE CAPITAL

(a) Issued and Paid-up Capital	2003 $	2002 $
Ordinary shares - fully paid	20,364,925	19,097,738
	Number	**Number**
Ordinary shares - fully paid	43,563,376	39,328,147

Movements in ordinary share capital of the Company during the past two years were as follows:

Date	Details	Issue Price	No. of Shares	$
1/07/01	**Opening Balance**		**32,856,459**	**15,806,101**
19/07/01	Share issue - placement	$ 1.05	350,000	367,500
30/09/01	Share issue - conversion of options	$ 0.50	53,333	26,666
31/10/01	Share issue - conversion of options	$ 0.50	25,663	12,832
12/11/01	Share issue - directors	$ 0.807	60,948	49,185
30/11/01	Share issue - conversion of options	$ 0.50	5,681,744	2,840,872
19/06/02	Share issue - conversion of options	$ 0.50	300,000	150,000
	Less capital raising costs associated with the placement			(11,399)
	Less capital raising costs associated with underwriting of options			(144,019)
30/06/02	**Closing Balance**		**39,328,147**	**19,097,738**
11/11/02	Share issue - directors	$0.64	72,917	46,667
31/03/03	Share issue - share purchase plan	$0.30	1,353,282	405,971
15/04/03	Share issue - share purchase plan	$0.30	1,023,297	306,989
30/04/03	Share issue - placement	$0.30	1,785,733	535,720
	Less capital raising costs associated with the share purchase plan			(2,760)
	Less capital raising costs associated with the placement			(25,400)
30/06/03	**Closing Balance**		**43,563,376**	**20,364,925**

(b) Ordinary Shares

Ordinary Shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(c) Share options

Bionomics Limited Employee Share Option Plan

The terms and conditions of the Bionomics Limited Employee Share Option Plan are summarised in note 1(h) to the financial statements.

Grant date 2003	Expiry date	Exercise price	Balance at start of year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year
June 2002	June 2008	$0.81	330,666	100,000	0	55,000	375,666
	June 2009	$0.81	330,666	100,000	0	55,000	375,666
	June 2010	$0.81	330,667	100,000	0	55,000	375,667
	June 2011	$0.81	330,667	100,000	0	55,000	375,667
	June 2012	$0.81	330,667	100,000	0	55,000	375,667
Feb. 2003	February 2009	$0.43	0	40,000	0	0	40,000
	February 2010	$0.43	0	40,000	0	0	40,000
	February 2011	$0.43	0	40,000	0	0	40,000
	February 2012	$0.43	0	40,000	0	0	40,000
	February 2013	$0.43	0	40,000	0	0	40,000
			1,653,333	700,000	0	275,000	2,078,333

Other Unlisted Options

Grant date 2003	Expiry date	Exercise price	Balance at start of year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year
17-Jun-99	17-Jun-04	$0.30	1,900,000	0	0	0	1,900,000
7-Nov-99	17-Jun-04	$0.30	200,000	0	0	0	200,000
7-Nov-99	7-Nov-04	$0.50	300,000	0	0	0	300,000
8-Nov-99	8-Nov-04	$0.50	1,540,000	0	0	0	1,540,000
19-Apr-00	8-Jun-05	$0.65	75,000	0	0	0	75,000
21-Jun-00	21-Jun-05	$1.00	289,600	0	0	0	289,600
2-Aug-00	19-Jun-03	$1.00	113,333	0	0	113,333	0
4-Oct-00	19-Jun-07	$1.00	340,000	0	0	0	340,000
4-Oct-00	19-Jun-08	$1.00	340,000	0	0	0	340,000
4-Oct-00	19-Jun-09	$1.00	170,000	0	0	0	170,000
4-Oct-00	19-Jun-09	$1.40	170,000	0	0	0	170,000
4-Oct-00	19-Jun-10	$1.40	680,000	0	0	0	680,000
18-Jun-01	18-Jun-06	$1.30	15,000	0	0	0	15,000
6-Aug-01	30-Jul-03	$1.40	100,000	0	0	0	100,000
12-Dec-01	8-Aug-07	$0.95	200,000	0	0	0	200,000
12-Dec-01	14-May-08	$1.20	60,000	0	0	0	60,000
12-Dec-01	14-May-09	$1.20	40,000	0	0	0	40,000
12-Dec-01	14-May-09	$1.40	20,000	0	0	0	20,000
12-Dec-01	14-May-10	$1.40	60,000	0	0	60,000	0
12-Dec-01	14-May-11	$1.40	20,000	0	0	20,000	0
12-Dec-01	14-May-11	$1.80	100,000	0	0	100,000	0
21-Jan-02	1-Jan-07	$0.79	25,000	0	0	0	25,000
3-Feb-03	13-Jan-08	$0.43	0	150,000	0	0	150,000
4-Mar-03	4-Mar-08	$0.40	0	201,000	0	0	201,000
			6,757,933	351,000	0	293,333	6,815,600

	2003 number	2002 number
Options vested at the reporting date	5,795,266	4,782,933

NOTE 22: ACCUMULATED LOSSES	2003 $	2002 $
Balance at the beginning of the year	(9,108,880)	(5,619,150)
Net loss for the year	(4,540,955)	(3,489,730)
Balance at the end of the year	(13,649,835)	(9,108,880)

NOTE 23: COMMITMENTS FOR EXPENDITURE	$	$
(a) Operating lease commitments payable		
- not later than one year	0	77,512
- later than one year but not later than 2 years	0	51,663
	0	129,175
(b) Service contract commitments payable		
- not later than one year	670,000	982,500

Pursuant to the terms and agreements entered into by the Company with both the Women's and Children's Hospital ("WCH") and the University of Melbourne ("U of M") to acquire the licence for the epilepsy project from the WCH and the U of M and the breast cancer project from the WCH , the Company is liable to make further payments to the WCH and the U of M upon the achievement of certain conditions.

Pursuant to the terms and agreement entered into by the Company with Medvet Science Pty Ltd ("Medvet"), for the Angiogenesis Project, the Company is liable to make further payments to Medvet upon the achievement of certain conditions.

Due to the confidential nature of the agreements, further disclosure would not be in the Company's best interests.

NOTE 24: RELATED PARTIES

TRANSACTIONS OF DIRECTORS AND DIRECTOR RELATED ENTITIES

The names of persons who were directors of the Company at any time during the financial year ended 30 June 2003 were as follows: Fraser Ainsworth, Deborah Rathjen, Christopher Henney, Peter Maddern and George Morstyn.
All of these persons were also directors during the year ended 30 June 2002. In addition, Warren Kinston held office as a director until his retirement on 8 November 2001.

Remuneration benefits

Information on remuneration of directors is disclosed in Note 6 of this Report.

Transactions of directors and director-related entities concerning shares or share options

Aggregate numbers of shares and share options of the Company acquired or disposed of by directors of the Company or their director-related entities during the period were:

	2003 Number	2002 Number
Acquisitions		
Ordinary shares, including exercise of listed options	214,315	336,781
Options on ordinary shares	500,000	200,000
Disposals		
Ordinary shares	0	150,000
Options on ordinary shares, including exercise of listed options	0	25,833

Aggregate numbers of shares and share options of the Company held directly, indirectly or beneficially by directors of the Company or their director-related entities at balance date:

	2003 Number	2002 Number
Ordinary shares	1,334,862	1,120,547
Options on ordinary shares	4,000,000	3,500,000

Other transactions with directors of the Company and their director related entities

A director, Fraser Ainsworth, is a director and shareholder of Potential Energy Pty Ltd. From December 2001 to February 2002, Potential Energy Pty Ltd hired office furniture to the Company. In addition, Potential Energy Pty Ltd sub-let a portion of the office space occupied by the Company, along with the provision of secretarial services. Up until 31 March 2003, Potential Energy paid the Company for the storage of office furniture and equipment. These transactions were based on normal commercial terms and conditions.

	2003	2002
Expenses	**$**	**$**
Rental of office furniture and equipment	0	282
Revenues		
Rental of office space and secretarial services	0	5,694
Storage of office furniture and equipment	360	0

Aggregate amounts receivable from directors and their director-related entities at balance date:

	2003 $	2002 $
Current assets	0	88

NOTE 25: EVENTS OCCURRING AFTER REPORTING DATE

In July 2003 the Company announced the completion of an Equity Line Finance arrangement with the Bank of New York Capital Markets Inc. This funding facility potentially allows the placement of up to 6 million shares through the Bank of New York once the share price exceeds a floor price set by the Company (minimum floor price 50 cents). The use, timing and control of this facility, once the share price is above the minimum floor price, is at the Company's discretion.

No other matters or circumstances have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.





NOTE 26: FINANCIAL INSTRUMENTS

Interest rate risk exposures

The entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the entity intends to hold fixed rate assets and liabilities to maturity.

2003	Notes	Floating interest rate	Fixed Interest for: 1 year or less	Fixed Interest for: over 1 to 5 years	Non-interest bearing	Total
Financial Assets						
Cash and deposits	11	497,893	5,567,906	0	4,687	6,070,486
Receivables and other	13,14	0	0	0	132,767	132,767
		497,893	5,567,906	0	137,454	6,203,253
Weighted average interest rate		3.90%	4.69%			
Financial Liabilities						
Trade and other creditors	17,19,20	0	0	0	721,597	721,597
Building Loan Agreement	18	5,084,000	0	0	0	5,084,000
Other Loans	17	0	0	0	50,000	50,000
		5,084,000	0	0	771,597	5,855,597
Weighted average interest rate		5.93%				
Net financial assets (liabilities)		(4,586,107)	5,567,906	0	(634,143)	347,656

2002	Notes	Floating interest rate	Fixed Interest for: 1 year or less	Fixed Interest for: over 1 to 5 years	Non-interest bearing	Total
Financial Assets						
Cash and deposits	11	471,090	8,148,903	0	4,126	8,624,119
Receivables and other	13,14	0	0	0	208,775	208,775
		471,090	8,148,903	0	212,901	8,832,894
Weighted average interest rate		3.80%	4.60%			
Financial Liabilities						
Trade and other creditors	17,19,20	0	0	0	715,737	715,737
Building Loan Agreement	18	5,084,000	0	0	0	5,084,000
Other Loans	17	0	0	0	50,000	50,000
		5,084,000	0	0	765,737	5,849,737
Weighted average interest rate		5.71%				
Net financial assets (liabilities)		(4,612,910)	8,148,903	0	(552,836)	2,983,157

Credit risk exposures

The credit risk on financial assets of the entity which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.



82-34682

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

Reconciliation of net financial assets to net assets	2003	2002
	$	$
Net financial assets as above	347,656	2,983,157
Non-financial assets		
Property, plant and equipment	6,310,723	6,906,457
Intangibles	56,711	99,244
Net assets per statement of financial position	6,715,090	9,988,858

The net fair value of financial assets and liabilities of the Company approximates their carrying amounts.

82-34682

BIONOMICS LIMITED - A.B.N. 53 075 582 740

DIRECTORS' DECLARATION

The directors declare that the financial statements and notes set out on pages 4 to 29:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's financial position as at 30 June 2003 and performance for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Director

Director

Dated this 3rd day of September 2003.

82-34682

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwc.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999
Direct Phone (08) 8218 7215
Direct Fax (08) 8218 7466

Independent audit report to the members of Bionomics Limited

Audit opinion

In our opinion, the financial report of Bionomics Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Bionomics Limited as at 30 June 2003, and of its performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Bionomics Limited (the company) for the year ended 30 June 2003.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

82-34682.



Independent audit report to the members of Bionomics Limited (continued)

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PG Steel
Partner

Adelaide
3 September 2003

82-34682

BIONOMICS LIMITED A.B.N. 53 075 582 740

SHAREHOLDER INFORMATION

All shareholder information provided is current as at 20 August 2003.

Difference in Results Reported to the ASX

There are no material differences between the figures reported in the financial statements and those lodged with the ASX in the Company's Appendix 4C for the quarter ended 30 June 2003.

Audit Committee

The Company established an Audit Committee in July 2002. The main responsibilities of the Audit Committee are set out in the section headed Corporate Governance of the Annual Report.

Corporate Governance

Bionomics' corporate governance practices are set out in the section headed Corporate Governance of the Annual Report.

Substantial Shareholders

Substantial holders in the Company are set out below:

Ordinary Shares	Number held	Percentage
Duncan Mount and Boom Australia Pty Limited (jointly)	2,995,000	6.88%

Equity Securities

There are 2,548 holders of ordinary shares.

The number of shareholdings held in less than marketable parcels is 404.

Voting Rights

There is one class of equity securities issued by the Company, ordinary shares.
Voting rights for ordinary shares is one share equates to one vote.

Distribution of Shareholders of Equity Securities

Category (size of Holding)	Number of Shareholders
1 - 1,000	393
1,001 - 5,000	966
5,001 - 10,000	475
10,001 - 100,000	660
100,001 - and over.	54
	2,548

91

82-34682

BIONOMICS LIMITED A.B.N. 53 075 582 740

SHAREHOLDER INFORMATION

Unquoted Equity Securities

Options

The following options were unquoted :	Number
Options exercisable at $0.30 between 17 June 1999 and 17 June 2004	2,100,000
Options exercisable at $0.50 between 17 December 2001 and 7 November 2004	300,000
Options exercisable at $0.50 between 17 December 2001 and 8 November 2004	1,540,000
Options exercisable at $1.00 between 21 June 2002 and 21 June 2005	289,600
Options exercisable at $0.65 between 8 June 2001 and 8 June 2005	75,000
Options exercisable at $1.00 between 19 June 2002 and 19 June 2007	340,000
Options exercisable at $1.00 between 19 June 2003 and 19 June 2008	340,000
Options exercisable at $1.00 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2005 and 19 June 2010	680,000
Options exercisable at $1.30 between 18 June 2003 and 18 June 2006	15,000
Options exercisable at $1.40 between 30 July 2001 and 30 July 2003	100,000
Options exercisable at $0.95 between 8 August 2002 and 8 August 2007	200,000
Options exercisable at $1.20 between 14 May 2003 and 14 May 2008	60,000
Options exercisable at $1.20 between 14 May 2004 and 14 May 2009	40,000
Options exercisable at $1.40 between 14 May 2004 and 14 May 2009	20,000
Options exercisable at $0.79 between 1 January 2004 and 1 January 2007	25,000
Options exercisable at $0.81 between June 2003 and June 2008	375,666
Options exercisable at $0.81 between June 2004 and June 2009	375,666
Options exercisable at $0.81 between June 2005 and June 2010	375,667
Options exercisable at $0.81 between June 2006 and June 2011	375,667
Options exercisable at $0.81 between June 2007 and June 2012	375,667
Options exercisable at $0.43 between 3 February 2004 and 3 February 2009	40,000
Options exercisable at $0.43 between 3 February 2005 and 3 February 2010	40,000
Options exercisable at $0.43 between 3 February 2006 and 3 February 2011	40,000
Options exercisable at $0.43 between 3 February 2007 and 3 February 2012	40,000
Options exercisable at $0.43 between 3 February 2008 and 3 February 2013	40,000
Options exercisable at $0.43 between 10 February 2003 and 13 January 2008	50,000
Options exercisable at $0.43 between 13 January 2004 and 13 January 2008	50,000
Options exercisable at $0.43 between 13 January 2005 and 13 January 2008	50,000
Options exercisable at $0.40 between 4 March 2005 and 4 March 2008	201,000
Total unquoted options held by 44 optionholders	8,893,933

82-34682

BIONOMICS LIMITED A.B.N. 53 075 582 740

SHAREHOLDER INFORMATION

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

		Ordinary shares	
	Name	Number held	Percentage of issued shares
1	Mr Duncan Mount & Boom Australia Pty Limited	2,995,000	6.88
2	Queensland Investment Corporation	1,892,249	4.34
3	Link Traders (Aust) Pty Ltd	1,800,000	4.13
4	Fortis Clearing Nominees P/L	540,329	1.24
5	Dola Holdings Limited	500,000	1.15
6	Ladies' Own SDN Berhad	500,000	1.15
7	Mirrabooka Investments Limited	500,000	1.15
8	Mr Peter Maddern	452,082	1.04
9	Guardian Trust Australia Ltd	350,000	0.80
10	J C Betar Pty Limited	324,000	0.74
11	Starwide Investments Pty Ltd	316,666	0.73
12	Mr David Long	300,000	0.69
13	MDM Biau Luan Tan	280,666	0.64
14	Dr George Morstyn	257,258	0.59
15	Dr Christopher Henney	257,154	0.59
16	Mambat Pty Ltd	257,067	0.59
17	Cinam Pty Ltd	252,666	0.58
18	Symington Pty Ltd	241,827	0.56
19	Taycol Nominees Pty Ltd	221,428	0.51
20	Dr Deborah Rathjen	216,666	0.50
		12,455,058	28.60

82-34682.

BIONOMICS LIMITED A.B.N. 53 075 582 740

SHAREHOLDER INFORMATION

Company Particulars

Bionomics Limited, a listed public company, is domiciled and incorporated in Australia.
Bionomics Limited shares are listed on the Australian Stock Exchange under the code 'BNO'.

The name of the Company Secretary is Jill Mashado.

The address of the Company's registered office in Australia is:
31 Dalgleish Street
Thebarton SA 5031
Telephone (08) 8354 6100

The address of the Company's principal administrative office is:
31 Dalgleish Street
Thebarton SA 5031
Telephone (08) 8354 6100
Facsimile (08) 8354 6199
E-mail: info@bionomics.com.au
Web Address: www.bionomics.com.au

The address of the register of securities is:
Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide SA 5000
Telephone 1300 556 161 (within Australia)
61 3 9615 5970 (outside Australia)

Bionomics is not listed on any other stock exchanges other than the ASX.

Bionomics has an American Depositary Receipts program (ADRs) sponsored by The Bank of New York, under the ticker code 'BMICY'. For further details about this program, please contact:

United States
Ms Anita Sung
Assistant Vice President
The Bank of New York
American Depositary Receipts
101 Barclay St., 22W
New York, N.Y. 10286
Telephone: 1 (212) 815 8161
Facsimile: 1 (212) 571 3050
E-mail: asung@bankofny.com

Australia
Mr Barry Driscoll
Vice President
The Bank of New York
Level 4
90 William Street
Melbourne Vic 3000
Telephone: 61 3 9670 0944
Facsimile: 61 3 9670 9559
E-mail: bdriscoll@bankofny.com

or visit The Bank of New York's website at *www.adrbny.com*